

December 15, 2011

Mr. Benjamin Ward
President, Chief Executive Officer, and Director
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
72 Birch Street East
Chapleau, Ontario, Canada
P0M 1K0

Re: **Joshua Gold Resources Inc., f/k/a Bio-Carbon Systems International Inc.**
Registration Statement on Form 10-12G
Filed October 28, 2009
Preliminary Information Statement on Schedule 14C
Filed January 10, 2011
File No. 0-53809

Dear Mr. Ward:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: H. Grady Thrasher, IV
        Facsimile No. (404) 760-0225